# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VERA BRADLEY, INC., CIK 0001495320
CUSIP: 92335C106
Title of class of securities: Common Stock No Par Value
Address of issuer's principal executive offices: 12420 Stonebridge Road, Roanoke, Indiana (IN), 46783
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-015771
Filed by CIK 0001503297

## Reporting persons
- Patricia R. Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 421,811; shared voting power 2,620,779; sole dispositive power 421,811; shared dispositive power 2,620,779; aggregate amount beneficially owned 3,042,590 (10.9% of the class)
- P. Michael Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 120,779; shared voting power 2,921,811; sole dispositive power 120,779; shared dispositive power 2,921,811; aggregate amount beneficially owned 3,042,590 (10.9% of the class)

## Item 1. Issuer
Name of issuer: VERA BRADLEY, INC.
Address of issuer's principal executive offices: 12420 Stonebridge Road, Roanoke, IN, 46783.

## Item 2. Person Filing
Name of person filing:
Patricia R. Miller
P. Michael Miller
Address of principal business office or, if none, residence:
Vera Bradley, Inc.
12420 Stonebridge Road
Roanoke, IN 46783
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the information contained in the cover pages of this Schedule 13G/A and Item 6 below, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each reporting person is based on 27,933,384 outstanding shares of the issuer as of June 4, 2025, as reported in the issuer's Quarterly Report on Form 10-Q for the quarter ended May 3, 2025 and filed with the SEC on June 11, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Shares reported in this filing include 120,779 shares held directly by P. Michael Miller, 421,811 shares held directly by Patricia R. Miller, and 2,500,000 shares held by the Miller 2025 Marital Trust, in each case as of April 4, 2025. Mr. Miller and Mrs. Miller are husband and wife. Mrs. Miller is the trustee of the Miller 2025 Marital Trust.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Patricia R. Miller: /s/ Patricia R. Miller, Patricia R. Miller (08/01/2025)
- P. Michael Miller: /s/ P. Michael Miller, P. Michael Miller (07/29/2025)